Exhibit 99.79

CONSENT

May 20, 2025

To:	British Columbia Securities Commission

Alberta Securities Commission

Autorité des marchés financiers

I, Adam Wheeler, C. Eng., Eur Ing., consent to the public filing of the technical report entitled “Technical Report on the Mineral Resources of the Sulitjelma Project, Norway” and dated May 20, 2025 (the “Technical Report”) by Blue Moon Metals Inc. (the “Issuer”), with the above listed commissions and with any other applicable regulatory authorities.

I also consent to any extracts from or a summary of the Technical Report in the Issuer’s news release dated April 10, 2025. I certify that I have read the Issuer’s news release dated April 10, 2025, and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

“signed”

Adam Wheeler, C. Eng., Eur Ing.